UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2011

Commission File Number 000-50991

TELVENT GIT, S.A.

(Translation of registrant’s name into English)

Valgrande, 6, 28108, Alcobendas, Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Extraordinary Meeting Results

On December 5, 2011 Telvent GIT, S.A. (the “Company”) held its Extraordinary Meeting of Shareholders. The following provides the tabular results of the matters voted on by the shareholders:1

Issue		For	Against	Abstain	Broker Non-Votes
1.	Ratification of the co-option of members of the Board of Directors of the Company. Acknowledgement of the resignation of members of the Board of Directors of the Company. Amendment to the number of members of the Board of Directors of the Company.	33,896,598	2,730	30	0

2.	Revocation and appointment of the Company auditor for the individual and consolidated annual accounts.	33,896,728	2,630	0	0

3.	Information on the de-listing of the Company from the NASDAQ Global Select Market.[2]	N/A	N/A	N/A	N/A

4.	Approval of a share capital reduction of EUR 1,313,245.91565 by means of a redemption of (i) 398,775 shares owned by shareholders other than Schneider Electric España, S.A.U. in exchange for USD 40 per share and (ii) 38,238 treasury shares owned by the Company. Re-enumeration of shares. Amendment of Section 5 of the Articles of Association.	33,896,608	2,730	20	0

[1]

The numbers are based on 33,899,358 ordinary shares that attended the meeting in person or by proxy. The total number of ordinary shares outstanding for voting purposes is 34,055,921, which does not include the 38,238 ordinary shares that the Company owns as treasury shares. As disclosed in the Company’s prospectus filed pursuant to Rule 424(b)(1) with the Securities and Exchange Commission on October 28, 2009, treasury shares do not have voting or dividend rights and are not treated as outstanding for financial reporting purposes. However, under Spanish law, such shares continue to count towards a quorum for purposes of any matters presented for a vote of the shareholders. Therefore, for purposes of determining a quorum, 34,094,159 ordinary shares remain outstanding.

[2]	This Item was for information purposes only. Information regarding the requirements for de-listing was discussed at the meeting. As such, no votes were taken on this Item.

Issue		For	Against	Abstain	Broker Non-Votes
4.[3]	Approval of a share capital reduction of EUR 1,313,245.91565 by means of a redemption of (i) 398,775 shares owned by shareholders other than Schneider Electric España, S.A.U. in exchange for USD 40 per share and (ii) 38,238 treasury shares owned by the Company. Re-enumeration of shares. Amendment of Section 5 of the Articles of Association.	239,462	2,730	20	0

5.	Authorize the Board of Directors with express powers of substitution, to interpret, amend, complement, execute, registration, substitution of powers and adaptation of the agreements to be adopted by the shareholders at this meeting.	33,896,548	2,800	10	0

Change in Certifying Accountant

As disclosed above, at the Extraordinary Shareholders’ Meeting the shareholders approved the Board of Director’s dismissal of Deloitte, S.L. (“Deloitte”) and selection of Ernst & Young, S.L. as the Company’s independent registered accounting firm. The audit reports of Deloitte (i) on the consolidated financial statements of the Company and its subsidiaries as of and for the years ended December 31, 2010 and 2009 did not contain any adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principle; and (ii) on the effectiveness of internal control over financial reporting as of December 31, 2010 and 2009 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principle. In addition, during the fiscal years ended December 31, 2010 and 2009, there were no disagreements between the Company and Deloitte.

[3]

As disclosed in the Company’s Calling of the Meeting furnished as Exhibit 15.1 to the Form 6-K filed on November 4, 2011, in accordance with Sections 329 and 293 of the Spanish Companies Law, the proposal of resolution included under the fourth item of the agenda required, in addition to the approval by the majority of the share capital present or represented at the meeting, the approval of the majority of the share capital affected by the share capital reduction present or represented at the meeting (i.e., the holders of the shares to be redeemed). To this effect, a separate vote was taken at the meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELVENT GIT, S.A. (Registrant)

By:	/s/ Ignacio González
Name: Ignacio González Title: Chief Executive Officer

Date: December 12, 2011